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                             May 2, 2024

       Liu Xiaohua
       Chief Executive Officer
       Star Fashion Culture Holdings Limited
       12F, No. 611, Sishui Road
       Huli District, Xiamen
       People   s Republic of China

                                                        Re: Star Fashion
Culture Holdings Limited
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted April 25,
2024
                                                            CIK No. 0002003061

       Dear Liu Xiaohua:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 28, 2024 letter.

       Amendment No. 4 to Draft Registration Statement on Form F-1 submitted April 25, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 55

   1. Please revise the summary of your business verticals and services so that it aligns with disclosure in the
Business section beginning on page 74. In this regard, we note that you have revised the names
of your verticals only in this section, and the description of the services you provide to
clients no longer aligns with comparable descriptions elsewhere in the registration
statement. For example, for the    event planning and execution vertical,
                                                        you state that you have
   the capabilities of event planning, design, operation and
                                                        execution    and
carry out sports events   and other events   every year.    However, at
 Liu Xiaohua
Star Fashion Culture Holdings Limited
May 2, 2024
Page 2
       pages 74-76, these services are titled    marketing campaign planning
and execution,    and
       your disclosure implies a more limited role of designing and implementing marketing strategies, with the assistance of third-party suppliers, at events primarily organized and hosted by others. Make conforming revisions to the prospectus summary, to the extent appropriate.
Results of Operations, page 56

2. Please provide your analysis of your results of operations for the year ended June 30, 2023 compared to 2022. Refer to Item 5 of Form 20-F.
Liquidity and Capital Resources, page 62

3. You state that the cash inflow in operating activities of RMB 7.1 million for the six months ended December 31, 2023 was mainly due to the account receivable for your precision marketing service. Yet your cashflow statement for the period shows a cash outflow for accounts receivable of RMB 13.1 million. Please explain this inconsistency.
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Cash Flows, page F-29

4. Please tell us your consideration of the guidance in ASC 230-10-50-3 and 4 related to your transactions with your related party shareholders. If the related party loans were canceled and no cash receipts were received or cash payments were made, please revise to remove the amounts from the financing activities section of your statement of cash flows for the period ended December 31, 2023 and revise your disclosure in
Note 8 on page F-
       41 to reflect what occurred.
10. Equity
Restricted net assets, page F-44

5. Please tell us how you determined that net assets restricted were nil as of December 31,
       2023.
       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameLiu Xiaohua
                                                             Division of
Corporation Finance
Comapany NameStar Fashion Culture Holdings Limited
                                                             Office of Trade &
Services
May 2, 2024 Page 2
cc:       Jeffrey Yeung
FirstName LastName